Exhibit 99.1

Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION REPORTS FINANCIAL RESULTS

FOR SIX MONTHS ENDED SEPTEMBER 30, 2016

Herndon, VA***November 10, 2016***Command Security Corporation (NYSE MKT: MOC) today reported its financial results for its second fiscal quarter ended September 30, 2016.

Revenues for the three months ended September 30, 2016 increased by $8.0 million or 23.1% to $42.4 million as compared with $34.4 million for the three months ended September 30, 2015. Gross profit for the three months ended September 30, 2016 was $5.2 million (12.2% of revenues) compared with $4.6 million (13.2% of revenues) for the three months ended September 30, 2015. Operating income for the three months ended September 30, 2016 was $0.8 million (1.9% of revenues) compared with operating loss of $1.6 million (4.7% of revenues) for the three months ended September 30, 2015. Net income for the three months ended September 30, 2016 was $0.4 million, or $0.04 per basic and diluted share outstanding, compared with net loss of $1.0 million, or $0.10 per basic and diluted share outstanding for the three months ended September 30, 2015.

Revenues for the six months ended September 30, 2016 increased by $10.6 million or 15.6% to $78.7 million as compared with $68.1 million for the six months ended September 30, 2015. Gross profit for the six months ended September 30, 2016 was $9.7 million (12.3% of revenues) compared with $9.4 million (13.8% of revenues) for the six months ended September 30, 2015. Operating income for the six months ended September 30, 2016 was $1.3 million (1.7% of revenues) compared with operating loss of $1.1 million (1.6% of revenues) for the six months ended September 30, 2015. Net income for the six months ended September 30, 2016 was $0.6 million, or $0.06 per basic and diluted share outstanding, compared with net loss of $0.6 million, or $0.06 per basic and diluted share outstanding for the six months ended September 30, 2015.

The increases in revenues for the three and six months ended September 30, 2016 were primarily driven by the commencement of work under the contracts with the U.S. Postal Service (“USPS”) in June 2016 and under a new multi-state security services contract with a large online retailer in April 2016. In addition, revenues from a major transportation company, financial and banking institutions increased. These increases were partly offset by reductions in revenues from residential and retail customers, temporary airport construction related services and California based technology companies.

The increase in gross profits for the three and six months ended September 30, 2016 was primarily driven by the commencement of work on the above-mentioned new contracts with the USPS and the large online retailer, increased equipment sales, partly offset by reductions in temporary airport construction related security services.

The increase in operating income for the three and six months ended September 30, 2016 as compared with the corresponding periods of the prior year, was driven primarily by the reduction in litigation settlement charges, the increase in gross profits as noted above, an increase in recoveries of specific accounts receivable previously considered uncollectable, a reduction in past due accounts and a decrease in general and administrative expenses.

The increase in net income for the three and six months ended September 30, 2016 as compared with the three months and six months ended September 30, 2015, was due mainly to the increase in operating income as noted above, partially offset by an increase in interest expense, a decrease in equity earnings in our minority investment in Ocean Protection Services (OPS), and an increase in income taxes. The decrease in the earnings of OPS for the six months ended September 30, 2016, compared to the same period of the prior year, was primarily the result of lower revenues and gross profits following a decline in overall demand, increased price competition and approximately $0.7 million of general and administrative costs incurred in connection with the pursuit of certain strategic growth initiatives which are not expected to materialize and costs incurred in connection with certain changes in the ownership of OPS.

Craig P. Coy, Chief Executive Officer of Command Security, said, “I am proud of the efforts and contributions by our outstanding team in delivering increased revenues and strong operating results. This is a busy time of the year for our operations and human resource teams as we ramp up for the holiday season with those customers who see added volume in their businesses. The company continues to evolve and improve which is essential in our highly competitive environment.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2016, and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, each of which has been filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

CONDENSED STATEMENTS OF OPERATIONS

Income Statement Highlights	Three Months Ended		Six Months Ended
	September 30,		September 30,
	(Unaudited)		(Unaudited)
	2016	2015	2016	2015

Revenues	$42,406,405	$34,449,804	$78,742,613	$68,110,865
Gross profit	5,160,115	4,559,572	9,709,122	9,378,593
General and administrative	4,388,408	4,575,426	8,483,320	8,690,107
Operating income (loss)	804,759	(1,627,746)	1,333,715	(1,084,044)
Equity earnings (loss) in minority investment of unconsolidated affiliate	(30,000)	74,804	(130,000)	136,304
Provision for (benefit from) income taxes	251,000	(637,000)	465,000	(392,000)
Net income (loss)	436,973	(957,062)	597,944	(628,910)
Net income (loss) per common share:
Basic	0.04	(0.10)	0.06	(0.06)
Diluted	0.04	(0.10)	0.06	(0.06)
Weighted average number of common shares outstanding:
Basic	9,815,458	9,769,510	9,804,100	9,750,537
Diluted	10,233,226	9,769,510	10,196,323	9,750,537

COMMAND SECURITY CORPORATION

CONDENSED BALANCE SHEETS

Balance Sheet Highlights	September 30, 2016	March 31, 2016
	(Unaudited)	(Audited)
Cash	$521,650	$1,486,854
Accounts receivable	30,293,132	21,890,623
Total current assets	35,143,324	27,415,406
Total assets	43,065,881	36,145,862
Short-term debt	11,975,262	7,011,743
Total current liabilities	23,111,210	16,750,690
Total liabilities	24,280,762	18,063,152
Stockholders’ equity	18,785,119	18,082,710
Total liabilities and stockholders’ equity	43,065,881	36,145,862